EXHIBIT 99.2

August 11, 2011

Plains All American Pipeline, L.P.
Public Offering of Common Units

Citigroup Global Markets Inc.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
UBS Securities LLC

As Representatives of the several Underwriters

c/o Citigroup Global Markets Inc.
388 Greenwich St., 34th Floor
New York, New York 10013

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) among Vulcan Energy Corporation, a Delaware corporation (the “Selling Unitholder”), Plains All American Pipeline, L.P., a Delaware limited partnership (the “Partnership”), Citigroup Global Markets Inc., Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC and any other party thereto named therein as an underwriter (the “Underwriters”) relating to an underwritten public offering of common units representing limited partner interests of the Partnership.  Capitalized terms used herein have the meanings given them in the Underwriting Agreement.

To induce you and the other underwriters to enter into the Underwriting Agreement, the undersigned agrees that, except for (a) distributions of Common Units to members of the undersigned, (b) bona fide gifts, (c) dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the Selling Unitholder and/or the immediate family of the affiliates of the undersigned or (d) the expected sale of Common Units to John T. Raymond and another stockholder of the Selling Unitholder as disclosed in the most recent Preliminary Prospectus under the caption “Selling Unitholder—Ownership”; provided that with respect to clauses (a)-(c) set forth above any recipient of such Common Units pursuant to such clauses must agree in writing to be bound by the terms of this lock-up letter for the remaining term of the Selling Unitholder Lock-Up Period (as defined below), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Common Units or any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Units or any securities that are senior to or pari passu with Common Units, or publicly announce an intention to effect any such transaction, for a period of 45 days after the date of the Prospectus (as defined in the Underwriting Agreement) (the “Selling Unitholder Lock-Up Period”) without the prior written consent of Citigroup Global Markets Inc.

If for any reason the Underwriting Agreement is terminated before the applicable Delivery Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

Vulcan Capital Private Equity I LLC

By:	Vulcan Capital Private Equity Management I LLC, its Manager

By:	Vulcan Capital Private Equity Inc., its Managing Member

By:	/s/ Paul Ghaffari
	Name:	Paul Ghaffari
	Title:	Vice President

Vulcan Capital Private Equity II LLC

By:	Vulcan Capital Private Equity Inc., its Manager

By:	/s/ Paul Ghaffari
	Name:	Paul Ghaffari
	Title:	Vice President